UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2013
COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Definitive Agreement
On April 18, 2013, Velti plc, a company organized under the laws of the Bailiwick of Jersey (the “Company”), entered into a securities purchase agreement with certain institutional accredited investors (the “Securities Purchase Agreement”) relating to the sale and issuance of 16,529,412 ordinary shares at a price of $1.50 per share (the “Securities”). The aggregate purchase price for the Securities was $24,794,118. The Company intends to use the net proceeds from this financing transaction for payment of deferred acquisition consideration, research and development of the Company's technology solutions, working capital and general corporate purposes.
Under the Securities Purchase Agreement, the Company agreed to file a registration statement registering for resale the Securities within 10 days of closing, and to cause the registration statement to be declared effective on or prior to the 90th day after the closing (or the 120th day, if the registration statement is reviewed by the Securities and Exchange Commission). Under the terms of the Securities Purchase Agreement, the Company is obligated to maintain the effectiveness of the resale registration statement until all securities registered thereunder are sold or otherwise can be sold pursuant to Rule 144, without restriction.
The Company is relying on an exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) for the issuance of the Securities, which exemption the Company believes is available because the Securities were not offered pursuant to a general solicitation and the status of the purchasers of the Securities as “accredited investors” as defined in Regulation D under the Securities Act.
This report is neither an offer to purchase, nor a solicitation of an offer to sell, securities. The Securities offered have not been registered under the Securities Act and may not be offered in the United States absent registration or an applicable exemption from registration requirements.
Information Contained in this Form 6-K Report
The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.
EXHIBITS

Exhibit Number	Description

99.1	Velti Press Release "Velti Announces Pricing of $24.8 Million Offering of Ordinary Shares"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Sally J. Rau
Name:	Sally J. Rau
Title:	Chief Administrative Officer and General Counsel

Date: April 19, 2013